UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005

Tel: +1 (929) 317-2699
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2025, Zeta Network Group (f.k.a. Color Star Technology Co., Ltd.), a Cayman Islands exempted company with limited liability (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”): (i) 800,000 Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”) of the Company (the “Shares”), at a purchase price of $1.00 per share; and (ii) pre-funded warrants to purchase up to 14,200,000 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $ 0.9975 per Pre-Funded Warrant.

The Offering closed on October 9, 2025. The Company received approximately $15 million in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Shares in the Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.0025 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, the Purchasers have exercised the Pre-Funded Warrants to purchase an aggregate of 800,000 Class A Ordinary Shares, and the Company has issued to the Purchasers 800,000 Class A Ordinary Shares in accordance with the terms of the Pre-Funded Warrants.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

In addition, the Company agreed that for a period of forty five (45) calendar days from the closing date of the Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than the Prospectus Supplement, or on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of Class A Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of forty five (45) calendar days from the closing date of the Offering, subject to certain exceptions as described in the Purchase Agreement.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-funded Warrants (together with the Shares and the Pre-Funded Warrants, the “Securities”) were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-281668) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on August 28, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 7, 2025 (the “Prospectus Supplement”).

On October 7, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Shares and the Pre-Funded Warrants. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the Offering in an amount not to exceed $50,000.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Placement Agent, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2 and 4.1, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “Zeta Network Group (NASDAQ: ZNB) Announces $15 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

Copy of the opinion of Conyers Dill & Pearman LLP relating to the legality of the issuance and sale of the securities is filed as Exhibits 5.1 hereto.

This report is incorporated by reference into the registration statement on Form F-3 (File No. 333-281668) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closings of the Offering. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended June 30, 2024, filed with the Commission on October 17, 2024, and the Company’s other filings with the Commission, including interim reports. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of the Pre-Funded Warrants
5.1	Opinion of Conyers Dill & Pearman LLP
10.1	Placement Agency Agreement, dated October 7, 2025, by and between the Company and Univest Securities, LLC
10.2	Form of Securities Purchase Agreement, dated October 7, 2025, by and among the Company and the purchasers thereto
23.1	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

Date: October 14, 2025

4